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SEC FILE NUMBER
001-13927

CUSIP NUMBER
125965103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable

645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85012

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CSK Auto Corporation (the “Company”) is unable to timely file its Form 11-K for the CSK Auto, Inc. Retirement Program (“Plan”) for the calendar year ended December 31, 2006 without unreasonable effort or expense for the reasons previously discussed in its Annual Report on Form 10-K for the fiscal year ended January 29, 2006 (“fiscal 2005”) (the “2005 10-K”), which was filed on May 1, 2007, and Form 12b-25, filed on April 6, 2007, relative to its Annual Report on Form 10-K for the year ended February 4, 2007 (“fiscal 2006”) (the “2006 10-K”). The Company experienced significant delays in preparing its 2005 10-K because of the need to restate its historical financial statements. The Company, in turn, has experienced delays in completing its 2006 10-K, to which substantial Company resources have been devoted and which the Company expects to file in the near term.
As a result, the Company has not been able to devote the necessary time to complete the financial statements and Annual Report on Form 11-K for the Plan, although the Company currently expects to complete and file the financial statements and Form 11-K by the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Randi V. Morrison	(602)	631-7139
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

As of the date of this filing, the Company has not filed its:
Quarterly Report on Form 10-Q for the period ended May 6, 2007.
Annual Report on Form 10-K for the period ended February 4, 2007.
Quarterly Report on Form 10-Q for the period ended October 29, 2006.
Quarterly Report on Form 10-Q for the period ended July 30, 2006.
Quarterly Report on Form 10-Q for the period ended April 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In December 2005, CSK Auto, Inc., the Company’s wholly-owned subsidiary, purchased all of the outstanding stock of Murray’s Inc. and its subsidiary, Murray’s Discount Auto Stores, Inc. Effective as of the close of business on December 31, 2006, the Murray’s Discount Auto Stores, Inc. 401(k) Profit Sharing Plan was merged into the Plan, resulting in a transfer of net assets of approximately $17.3 million into the Plan.
CSK Auto Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 2, 2007	By	/s/ Steven L. Korby

Steven L. Korby
Interim Chief Financial Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).